UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Marlin Business Services Corp.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, par value $0.01 per Share
(Title of Class of Securities)

George D. Pelose
General Counsel
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054
Telephone: 888-479-9111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
James W. McKenzie, Jr., Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: 215-963-5000
Fax: 215-963-5001
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,616,426.00	$186.55

*	The “transaction valuation” set forth above is based on the binomial option pricing model and assumes that all outstanding options eligible for tender, covering an aggregate of 528,412 shares of Common Stock of Marlin Business Services Corp., will be exchanged pursuant to this Offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 4 for fiscal year 2010 equals $71.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1 SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options with an Exercise Price per Share of $8.75 or Higher for New Options, dated April 23, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2 SUBJECT COMPANY INFORMATION.
(a) The name of the issuer is Marlin Business Services Corp. (the “Company”); the address of the Company’s principal executive offices is 300 Fellowship Road, Mount Laurel, New Jersey, 08054; and its telephone number is (888) 479-9111. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Marlin”) is incorporated herein by reference.
(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock for new nonqualified options to purchase fewer shares of common stock with an exercise price per share equal to the closing price per share of the Company’s common stock on the new grant date upon the terms and conditions set forth in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(3) (the “Letter of Transmittal”). An option will be eligible for exchange in the Offer if it (i) was granted under the Company’s 2003 Equity Compensation Plan, as amended, (ii) has an exercise price per share equal to or greater than $8.75, (iii) is held by an Eligible Employee (as defined below) and (iv) is outstanding on the expiration date of the Offer (each, an “Eligible Option”).
The Company is making the Offer to each person who is an active employee of the Company or its subsidiaries (excluding those who have resigned or given or received a written notice of their termination at any time before the expiration of the Offer), including the Company’s executive officers (each, an “Eligible Employee”). Non-employee members of the Company’s Board of Directors are not eligible to participate in the Offer.
The Offer is currently set to expire at 11:59 p.m. Eastern Time on May 21, 2010 but may be extended (the “Expiration Date”). As of April 20, 2010, Eligible Options to purchase 528,412 shares of the Company’s common stock were outstanding.
The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Employees; Eligible Options; Replacement Options; Expiration Date”), Section 3 (“Status of Eligible Options Not Tendered”), Section 6 (“Acceptance of Options for Exchange and Grant of Replacement Options”) and Section 9 (“Source and Amount of Consideration; Terms of Replacement Options”), is incorporated herein by reference.
(c) The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference.
ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Exchange (“Information Concerning the Directors and Executive Officers of Marlin Business Services Corp.”) is incorporated herein by reference.
ITEM 4 TERMS OF THE TRANSACTION.
(a) The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Employees; Eligible Options; Replacement Options; Expiration Date”), Section 3 (“Status of Eligible Options Not Tendered”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Grant of Replacement Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 12 (“Status of Stock Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax

Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.
(b) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended, pursuant to which the Eligible Options have been granted, is attached hereto as Exhibit (d)(1)–(4) and contains information regarding the subject securities.
ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b) The information set forth in the Offer to Exchange under Section 12 (“Status of Stock Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), is incorporated herein by reference.
(c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
ITEM 7 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.
(b) The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
(d) Not applicable.
ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
(b) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Not applicable.
ITEM 10 FINANCIAL STATEMENTS.
(a) The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Marlin”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009 is incorporated herein by reference.
(b) Not applicable.

(c) The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Marlin”) is incorporated herein by refernce.
ITEM 11 ADDITIONAL INFORMATION.
(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”), is incorporated herein by reference.
(b) Not applicable.
ITEM 12 EXHIBITS.

(a)(1)	Offer to Exchange Certain Outstanding Options with an Exercise Price per Share of $8.75 or Higher for New Options, dated April 23, 2010.

(a)(2)	Announcement of Offer to Exchange, dated April 23, 2010.

(a)(3)	Letter of Transmittal.

(a)(4)	Withdrawal Form.

(a)(5)	Forms of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.

(a)(6)	Form of Reminder of Expiration Date.

(a)(7)	Form of Service-Based Nonqualified Stock Option Agreement.

(a)(8)	Form of Performance-Based Nonqualified Stock Option Agreement.

(a)(9)	Marlin Business Services Corp. Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Marlin Business Service Corp. 2003 Equity Compensation Plan, as amended (previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-151358) filed on June 2, 2008, and incorporated by reference herein).

(d)(2)	Amendment 2009-1 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 8-K dated October 28, 2009 and filed on November 2, 2009, and incorporated by reference herein).

(d)(3)	Amendment 2009-2 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 8-K dated October 28, 2009 and filed on November 2, 2009, and incorporated by reference herein).

(d)(4)	Amendment 2009-3 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 8-K dated October 28, 2009 and filed on November 2, 2009, and incorporated by reference herein).

(g)	Not applicable.

(h)	Not applicable.
ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: April 23, 2010	Marlin Business Services Corp.

	By:	/s/ George D. Pelose

	Name:	George D. Pelose
	Title:	General Counsel

LIST OF EXHIBITS

(a)(1)	Offer to Exchange Certain Outstanding Options with an Exercise Price per Share of $8.75 or Higher for New Options, dated April 23, 2010.

(a)(2)	Announcement of Offer to Exchange, dated April 23, 2010.

(a)(3)	Letter of Transmittal.

(a)(4)	Withdrawal Form.

(a)(5)	Forms of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.

(a)(6)	Form of Reminder of Expiration Date.

(a)(7)	Form of Service-Based Nonqualified Stock Option Agreement.

(a)(8)	Form of Performance-Based Nonqualified Stock Option Agreement.

(a)(9)	Marlin Business Services Corp. Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Marlin Business Service Corp. 2003 Equity Compensation Plan, as amended (previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-151358) filed on June 2, 2008, and incorporated by reference herein).

(d)(2)	Amendment 2009-1 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 8-K dated October 28, 2009 and filed on November 2, 2009, and incorporated by reference herein).

(d)(3)	Amendment 2009-2 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 8-K dated October 28, 2009 and filed on November 2, 2009, and incorporated by reference herein).

(d)(4)	Amendment 2009-3 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 8-K dated October 28, 2009 and filed on November 2, 2009, and incorporated by reference herein).

(g)	Not applicable.

(h)	Not applicable.